Oxford Park Income Fund, Inc.

8 Sound Shore Drive, Suite 255

Greenwich, CT 06830

April 16, 2026

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Oxford Park Income Fund, Inc. (File Nos. 333-295016 and 811-23847) (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby respectfully requests withdrawal of the Form N-2, which was filed with the Securities and Exchange Commission (“Commission”) via EDGAR (Accession No. 0001213900-26-042869) on April 13, 2026.

The withdrawal of the Form N-2 is requested because, in discussing with the staff of the Securities and Exchange Commission, the Registrant will file a new Form N-2 on this date, and therefore, it is in the best interests of the Registrant and the public that the filing be withdrawn.

No securities were sold in connection with this offering.

In accordance with Rule 457(p) of the 1933 Act, and subject to compliance with the requirements thereof, the Registrant hereby requests that all fees paid to the Commission in connection with the filing of the registration statement be credited for potential future use.

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Please call Philip T. Hinkle at Dechert LLP at 202.261.3300 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Philip T. Hinkle